March 14, 2008

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFF Bancorp, Inc.

Form 10-K for Fiscal Year Ended

March 31, 2007

Filed May 30, 2007

Form 10-Q for Quarterly Period Ended

September 30, 2007

Filed November 9, 2007

File No. 001-16845

Dear Mr. Nolan and Ms. Cooper:

This letter sets forth the responses of PFF Bancorp, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 14, 2008 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the “2007 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Lending Activities – page 11

1.

We note you have $346 million in loans subject to negative amortization of which $194 million have negative amortization applied to these loans. Please tell us the historical losses experienced in this particular portion of your loan portfolio, amount of non-performing loans, specific allocated allowance amounts for the last five years ended and most recent interim period. Please also explain your accounting policies for recognizing

Securities and Exchange Commission

March 14, 2008

revenue, determining non-performing status and charge-offs for these loans. Discuss any recourse provisions, level of risk related to these kind of loans compared to traditional mortgage loans, key inputs and assumptions used in your accounting, any valuation models/techniques used and how often you reassess these on an on-going basis. Please also revise future filings to present the above information in your accounting policy footnotes, Management’s Discussion and Analysis and any other relevant selection of your periodic filings to the extent applicable. Please provide us with your proposed disclosure.

Response:

The following table reflects non-performing loans, allocated specific allowance and historical loss experience regarding loans subject to negative amortization for the past five fiscal years and most recent interim period:

Period	Loans Subject to Negative Amortization	Loans that have Negative Amortization Applied	Nonperforming Loans	Specific Valuation Allowances	Charge-off Losses
	(Dollars in thousands)
Quarter ended December 31, 2007	$281,355	151,899	3,722	—	96
Fiscal year ended March 31, 2007	346,600	194,103	47	—	—
Fiscal year ended March 31, 2006	424,240	209,559	—	—	—
Fiscal year ended March 31, 2005	416,833	95,245	86	—	—
Fiscal year ended March 31, 2004	218,589	180,444	560	—	—
Fiscal year ended March 31, 2003	283,868	228,973	156	—	—

Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008 (the “2008 10-K”), the Company will include the following disclosure in “Item 1 - Business – Lending Activities”.

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March 14, 2008

Interest income is recognized during each accounting period using the accrual method of accounting for loans subject to negative amortization. Uncollected interest on loans subject to negative amortization that are contractually delinquent ninety days or more is excluded from interest income and accrued interest receivable and the loan is classified as a nonperforming asset. Loans subject to negative amortization are charged-off against the allowance for loan and lease losses in the same manner as any other loan which is considered partially or fully uncollectible.

The Company originates non-recourse loans that are subject to annual payment caps which may allow loans to negatively amortize in the event the borrowers do not choose to make the fully indexed payment. For those loans that experience negative amortization, the payments on the loans are generally recast at the earlier of 4 years from the date of origination or date of last recast or when the unpaid principal balance exceeds 110 percent of the original loan amount. The risk that borrowers will be unable to make increased loan payments as a result of negative amortization arising from increases in interest rates or the recast of the loan following a period of negative amortization is a risk associated with negative amortizing loans. When evaluating the adequacy of the Company’s Allowance for Loan and Lease Losses (“ALLL”), the Company takes into account historical losses on loans subject to negative amortization. The historical loss experience on the Company’s portfolio of loans subject to negative amortization has been consistent with that for loans which are not subject to negative amortization. As noted in the above table, the Company’s historical loss experience has been minimal on loans subject to negative amortization. The Company also believes that the type of potentially negatively amortizing loans that we have been making for the past approximately 20 years as described above do not present an incremental level of credit risk similar to that presented by the riskier payment option ARM products which are subject to much greater and much more rapid accumulation of negative amortization and, as a result, much more significant increases in payments to borrowers. As a result, the Company believes it is not necessary to bifurcate the Company’s loans subject to negative amortization from the Company’s non-negatively amortizing loans in evaluating the adequacy of the Company’s ALLL.

The Company analyzes loans subject to negative amortization which encompasses analytical procedures reflecting several factors including, but not limited to, economic trends and conditions, delinquency and charge-off trends, estimated loss exposure, management expertise and stability, and changes in underwriting practices and policies. As noted above, the accounting assumptions used for loans subject to negative amortization are no different than for other loans in the Company’s portfolio. However, due to the nature of loans subject to negative amortization we do monitor these loans on a quarterly basis for potential loss exposure and delinquency trends that may need to be incorporated into the ALLL valuation.

Securities and Exchange Commission

March 14, 2008

Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008 (the “2008 10-K”), the Company will include the following updated disclosure in “Item 8.- Financial Statements and Supplementary Data – Footnote (1) – Summary of Significant Accounting Policies”.

“Loans and Leases Receivable

We currently have a number of mortgage loan programs that may be subject to negative amortization. Negative amortization involves a greater risk during a period of higher interest rates, since the loan principal may increase above the amount originally advanced, which may increase the risk of default. The risk of default is reduced by negative amortization caps, underwriting criteria and the stability provided by payment schedules. While analyzing loans subject to negative amortization, we consider several factors including, but not limited to, economic trends and conditions, delinquency and charge-off trends, estimated loss exposure, management expertise and stability, and changes in underwriting practices, policies and procedures.

Interest income is recognized during each accounting period using the accrual method of accounting for loans subject to negative amortization. Uncollected interest on loans subject to negative amortization that are contractually delinquent ninety days or more is excluded from interest income and accrued interest receivable and the loan is classified as a nonperforming asset. Loans subject to negative amortization are charged-off against the allowance for loan and lease losses in the same manner as any other loan which is considered partially or fully uncollectible.”

Additionally, beginning with the Company’s 2008 10-K, the Company will include the following risk factor relating to loans subject to negative amortization in “Item 1A – Risk Factors”.

“Some of the Company’s loan products have features that may result in increased credit risk.

The Company originates residential ARM loans that are subject to negative amortization for the Company’s loan and lease portfolio. Primarily these loans represent residential properties that are originated with introductory interest rates that allow the borrower to make lower payments during the introductory period. Subsequently when the loan is fully indexed through increases in interest rates, the resultant increase in the monthly loan payment is restricted by a payment cap, which creates the negative amortization.

The risk that borrowers with ARM loans and loans subject to negative amortization will be unable to make increased loan payments as a result of negative amortization or as a result of the interest rate on the loan adjusting upward to the fully-indexed rate, both of which can occur

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March 14, 2008

simultaneously in certain situations, are the principal risks associated with the ARM products and loans subject to negative amortization.”

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loan Organization, Commitment Prepayment and Extension Fees and Related Costs, page 89

2.	You state during fiscal 2006 you reclassified the loan prepayment fees and amortization of extension fees from non-interest income to interest income. Please provide us with your basis for the reclassification and any guidance you relied on to support your presentation. Additionally, please quantify the amounts reclassified during the periods presented.

Response:

During the fiscal year ended March 31, 2006, the Company reclassified loan prepayment fees on the Statement of Earnings from “Non-Interest Income” to “Interest Income”. A prepayment fee charged for early repayment of a loan offsets a portion of the interest income that is being foregone on the loan as a result of the prepayment. Since the prepayment fee reflects the compensation for interest income that would have been received if the loan had not paid off early, we believe it is appropriate for it to be classified as interest income on the income statement. This treatment is consistent with industry reporting practices and our regulatory reporting requirements.

During the fiscal year ended March 31, 2006, the Company reclassified loan extension fees on the Statement of Earnings from “Non-Interest Income” to “Interest Income”. Loan extension fees are fees received to extend the loan maturity beyond the original maturity date. The Company believes that it is appropriate for these fees to be recognized as an adjustment of the yields on the loan and therefore be reflected as a component of interest income. Our treatment is consistent with FASB’s Guide to Implementation of Statement 91: Questions and Answers, Question #6.

Securities and Exchange Commission

March 14, 2008

Previously reported periods were reclassified as shown below to conform to the presentation adopted as of March 31, 2006.

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Loans and leases receivable interest income (before loan fee reclassification)	$314,175	238,794	195,817	167,692	170,193
Loan fee reclassification:
Prepayment fees	1,013	2,102	1,487	1,276	941
Extension fees	6,121	4,539	2,145	1,608	1,163

Loan and lease receivable interest income as reported on SEC Form 10-K 3/31/07	$321,309	245,435	199,449	170,576	172,297

Note 13 – Derivative Hedging Activities, page 108

3.	We note in your March 31, 2005 Form 10-K you applied the “shortcut” method to certain interest rate swaps on junior subordinated debentures. In your March 2006 Form 10-K you state that there was a redesignation of these swaps to the “long haul” method during early 2006. Additionally, we note that in your June 2006 Form 10-Q you state that these swaps did not qualify for hedge accounting under SFAS 133. Please fully explain how you accounted for these swaps initially when using the short cut method, then subsequently when you redesignated them to a long haul method and then later when you did not use hedge accounting. Your response should include a timeline of the accounting under each method, and how any future accounting entries were impacted by this change. In addition, please explain how the following transactions were consistent with your accounting and the guidance you applied:

•

the reclassification of realized credits out of other comprehensive earnings (income) on interest rate swaps included in earnings for the year ended March 31, 2007, which was after you apparently stopped applying hedge accounting;

•

why you state on page 77 of your market risk disclosures that certain non-cash credits and charges will continue to impact non-interest income and OCI through the swap maturity dates in 2009 and 2010; and

•

why you disclose how the swap lowered interest expense in your September 30 2007 Form 10-Q Management’s Discussion and Analysis related to these swaps when it would appear you have apparently stopped applying hedge accounting.

Securities and Exchange Commission

March 14, 2008

Response:

Concurrent with the issuance of floating rate junior subordinated debentures during September 2004 and 2005, the Company entered into two interest rate swaps with notional amounts aggregating $40.0 million. These swaps were designed to hedge the cash flows associated with the debentures against changes in the three month London Interbank Offered Rate (“3 month LIBOR”) to which the interest payments on the debentures are tied. At inception and through February 2006, the Company applied the “short-cut” method provisions of Statement of Financial Accounting Standards 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) to account for the hedge relationship between the swap and the debentures. For the year ended March 31, 2005 the Company recognized the change in fair value of $821,000, net of taxes of $345,000 through “Other Comprehensive Income” with the offset to “Other Assets”. For the eleven months ended February 28, 2006 the Company recognized the change in fair value of $623,000 net of taxes of $262,000 through “Other Comprehensive Income” with the offset to “Other Assets”.

In February 2006, the Company determined that because of an interest deferral provision contained in the subordinated debt securities, the Company did not qualify for the use of the “short-cut” method for establishing a cash flow hedging relationship under the provisions of SFAS 133. In accordance with SEC Staff Accounting Bulletin No. 99 – Materiality, the Company evaluated the quantitative and qualitative impact of the lack of hedge accounting treatment on each reporting period and the cumulative correction entry and concluded that it was not material to the financial statements in any previously filed annual report on Form 10-K or quarterly report on Form 10-Q. The correction was made in the quarter ended March 31, 2006 and Company credited “Non-Interest Income” for $1.4 million reflecting the cumulative change in the market value of the swap that had been recorded in Accumulated Other Comprehensive Income from inception of the swaps through February 2006. During March 2006, the Company redesignated these swaps for cash flow hedge treatment using the “long-haul” method prescribed by SFAS 133. Under the “long-haul” method the Company recorded a change in fair value of $160,000, net of taxes of $67,000 as a debit to “Other Comprehensive Income” with the offset to “Other Assets” at March 31, 2006, for the effective portion of the change in derivative value. An additional $124,000 was recorded as “Non-Interest Income” in March 2006, for the ineffective portion of the change in derivative value.

During the quarter ended June 30, 2006, the Company determined that the expectation of the hedge being highly effective under the redesignated “long-haul” method was inappropriate and therefore hedge accounting should not have been applied during the quarter ended March 31, 2006.

Securities and Exchange Commission

March 14, 2008

For the quarter ended June 30, 2006, the Company credited “Non-Interest Income” for $475,000 for the net change in the market value of the swap, which included the $160,000, net of taxes of $67,000 that was previously recorded through “Other Comprehensive Income” at March 31, 2006. Beginning in the quarter ended June 30, 2006, all changes in fair value of the derivatives have been recorded through “Non-Interest Income”.

The fiscal 2006 Consolidated Statement of Comprehensive Earnings incorrectly lists the gross amounts of the reclassification of realized gains on interest rate swaps included in earnings as $1.4 million and the change in fair value of interest rate swaps as $1.1 million. These amounts should have been presented net of taxes. In future filings the Statement of Comprehensive Earnings for Fiscal 2006 will be changed as follows:

Year ended March 31, 2006
(Dollars in thousands)
Net earnings	$52,080

Other comprehensive earnings (losses), net of income tax expense (benefit)
Change in unrealized gains (losses) on:
Investment securities available-for-sale, at fair value, net of income tax expense of $139	192
Mortgage-backed securities available-for-sale, at fair value, net of income tax (benefit) of $(433)	(598)
Reclassification of realized investment securities gains included in earnings, net of income tax (benefit) of $(568)	(785)
Reclassification of realized mortgage-backed securities losses included in earnings, net of income tax expense of $0	—
Reclassification of realized credits on interest rate swaps included in earnings, net of income tax (benefit) of $(607)	(837)
Change in fair value of interest rate swaps, net of income tax expense of $329	454

(1,574)
Minimum pension and other benefit liability adjustments	(548)
Tax benefit on change in minimum pension and other benefit liability	230

Total other comprehensive earnings (losses)	(1,892)

Comprehensive earnings	$50,188

On page 77 of the Company’s market risk disclosures in the Company’s 2007 10-K, the Company stated that non-cash charges and credits will be recorded over the remaining terms of the swaps. The Company did not specify what financial statement line item they would impact. In future filings the Company will make it clear that the non-cash charges and credits will impact only “Non-Interest Income” as it relates to these swaps not designated as a hedge under SFAS 133.

Securities and Exchange Commission

March 14, 2008

As of June 30, 2006 and forward, there have been no amounts carried in “Accumulated Other Comprehensive Income” related to this cash flow hedge.

The Company disclosed in “Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Quarterly Report on Form 10-Q for the period ended September 30, 2007 that the swap lowered interest expense. Even though the Company’s interest rate swaps do not qualify for hedge accounting with respect to the cash flows of the junior subordinated debenture, the Company is recording the net cash settlement of interest payments and interest receipts relating to the interest rate swaps through the interest expense category on the Company’s Statement of Earnings. Upon further review, it has been determined that in accordance with a speech delivered by Gregory A. Faucette at the AICPA conference on December 11, 2003, the SEC position is that the cash settlements should be included in the same income statement line item as the fair value changes in the derivative.

In future filings, the Company will reclassify the net cash settlement through the non-interest income category on the Company’s Statement of Earnings. In future filings the Statement of Earnings will reflect the changes as follows:

	For the Nine Months Ended December 31,	Year ended March 31,
	2007	2007	2006	2005
	(Dollars in thousands)	(Dollars in thousands)
Total interest expense, as presented	$122,863	$155,584	89,043	58,260
Reclass of interest rate swap net settlement	440	529	(11)	(227)

Total Interest expense, as adjusted	$123,303	$156,113	89,032	58,033

	For the Nine Months Ended December 31,	Year ended March 31,
	2007	2007	2006	2005
	(Dollars in thousands)	(Dollars in thousands)
Total non-interest income, as presented	$16,955	$23,329	23,729	23,722
Reclass of interest rate swap net settlement	440	529	(11)	(227)

Total non-interest income, as adjusted	$17,395	$23,858	23,718	23,495

The Company believes the reclasses are not material from a quantitative and qualitative perspective for all periods presented.

Securities and Exchange Commission

March 14, 2008

Note 15 – Employee Benefit Plans, page 109

4.	We note the disclosures pertaining to your various stock option plans on pages 114-118. It appears you are missing various disclosures required by paragraphs A240(a) – A240(k) of SFAS 123(R). Please revise future filings to include all disclosures required by this Statement.

Response:

The Company respectfully advises the Staff that beginning with the Company’s 2008 Form 10-K, the Company will include all applicable disclosures required by paragraph A240(a)-A240(k) of SFAS 123(R).

5.	As a related matter, please revise future filings to clarify that the 2004 Plan was terminated upon adoption of the 2006 Plan, as noted on page 23 of your Schedule 14A filed on July 27, 2007.

Response:

The Company respectfully advises the Staff that in future filings the Company will include disclosure that the 2004 Equity Incentive Plan was terminated upon the adoption of the 2006 Equity Incentive Plan and that any options or awards previously granted under the 2004 Equity Incentive Plan that expire, lapse or otherwise terminate for any reason without having been settled in full will become available for issuance under the 2006 Equity Incentive Plan.

Item 13.	Certain Relationships and Related Transactions, page 138

6.	Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K.

The Company respectfully advises the Staff that as of March 31, 2007, there were 13 loans outstanding from the Bank to related persons. Of these 13 loans, one of the loans conformed to the exceptions listed in Instruction 4.c to Item 404(a) of Regulation S-K With respect to this loan, the Company advises the Staff that such loan (i) was made in the ordinary course of business; (ii) was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company; and (iii) did not involve more than the normal risk of collectibles or present other unfavorable features.

Securities and Exchange Commission

March 14, 2008

In addition, the Company respectfully advises the Staff that in future filings it will provide the correct representations required in Instruction 4.c to Item 404(a) for all transactions which conform to Instruction 4.c to Item 404(a).

7.	Please describe the material aspects of the exceptions permitted under the Federal Reserve Act and Regulation O.

The Company respectfully advises the Staff that the 13 loans to related persons disclosed in the Company’s 2007 10-K, were made in compliance with Section 215 of Regulation O which governs any extension of credit made by a member bank to an executive officer, director, or principal shareholder of the member bank, of any company of which the member bank is a subsidiary, and of any other subsidiary of that company.

Twelve of the loans were originated under the Bank’s Director and Employee Loan Policy whereby employees, executive officers, directors and principal stockholders were given lower interest rates and charged lower loan fees than those prevailing at the time, as compared to loans originated with persons not related to the lender. These twelve loans were made pursuant to the exception provided under Section 215.4(a)(2) of Regulation O which permits extensions of credit to be made pursuant to a benefit or compensation program so long as the program is (i) widely available to employees of the Company and/or its affiliates and (ii) does not give preference to any insider of the Company over other employees of the Company and/or its affiliates. The Board has determined that the Director and Employee Loan Policy is a benefit or compensation program for purposes of Regulation O. The remaining loan was made in compliance with the requirements of Section 215.4(a)(1) of the Federal Reserve Act and Regulation O which permits extensions of credit to be made if such extension is made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the bank with other persons who are not employed by the bank, and does not involve more than the normal risk of repayment or present other unfavorable features.

8.	Please revise to disclose the information required under Item 404(a) regarding all loans to related persons that do not conform to the exceptions listed in Instruction 4.c to Item 404(a).

Response: The Company respectfully advises the Staff that as of March 31, 2007, there were 13 loans outstanding from the Bank to related persons. Of the 13 loans, one of the loans conformed to the exceptions listed in Instruction 4.c to Item 404(a) of Regulation S-K and five of the loans did not involve an amount exceeding $120,000 and are not required to be disclosed under Item 404(a). The Company has set forth below the information

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March 14, 2008

required under Item 404(a) for the remaining seven related party transactions for the Company’s 2007 10-K.

1)	Richard P. Crean, a member of the Company’s Board of Directors, originated a single family loan with the Bank on August 25, 2005 for the principal amount of $700,000. The outstanding loan balance as of March 31, 2007 was $665,118 with an interest rate of 5.36%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $685,240, principal payments were $20,121 and interest payments were $31,379.

2)	Stephen C. Morgan, a member of the Company’s Board of Directors, originated a single family loan with the Bank on July 6, 2005 for the principal amount of $300,000. The outstanding loan balance as of March 31, 2007 was $275,634 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $288,685, principal payments were $14,293 and interest payments were $13,438.

3)	Curtis W. Morris, a member of the Company’s Board of Directors, originated a single family loan with the Bank on March 10, 1997 for the principal amount of $204,000. The outstanding loan balance as of March 31, 2007 was $164,945 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $167,661, principal payments were $4,716 and interest payments were $7,848.

4)	Kevin McCarthy, President and Chief Executive Officer of the Company and the Bank, originated a single family loan with the Bank on November 21, 2000 for the principal amount of $261,000. The outstanding loan balance as of March 31, 2007 was $224,779 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $229,400, principal payments were $4,621 and interest payments were $10,781.

5)	Gregory C. Talbott, Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company and the Bank, originated a single family loan with the Bank on December 23, 1998 for the principal amount of $945,000. The outstanding loan balance as of March 31, 2007 was $793,015 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $811,514, principal payments were $18,498 and interest payments were $38,090.

6)	Robert Golish, Executive Vice President, Chief Administrative Officer of the Company and the Bank, originated a single family loan with the Bank on June 30, 2004 for the principal amount of $450,000 outstanding loan balance as of March 31, 2007 was $427,336 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $434,948, principal payments were $7,612 and interest payments were $20,021.

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March 14, 2008

7)	Lynda Scullin, Executive Vice-President, Chief Banking Officer of the Company and the Bank, originated a single family loan with the Bank on July 5, 2005 for the principal amount of $490,000. The outstanding loan balance as of March 31, 2007 was $477,979 with an interest rate of 5.24%. From April 1, 2006 through March 31, 2007, the highest aggregate balance was $484,727, principal payments were $6,748 and interest payments were $22,346.

In addition, the Company respectfully advises the Staff that in future filings it will provide the information required under Item 404(a) of Regulation S-K regarding all loans to related persons that do not conform to the exceptions listed in Instruction 4.c to Item 404(a).

Form 10-Q as of September 30, 2007

Management’s Discussion and Analysis

Non-Interest Expense, page 22

9.	Please explain to us the reason and specific business purpose for the reversal of annual and long term incentive plan accruals and how you accounted for the debit side of the entry. Also, please quantify the total amount of accruals that were reversed in the current quarter and the periods to which the original accrual relates.

Response:

The annual cash basis incentive plan measures the Company’s and the Bank’s performance relative to a peer group and internal goals. Based on the Company’s and the Bank’s performance, as measured against a defined group and internal goals per the terms of the plan, the annual incentive plan accruals were reversed during the quarter ended September 30, 2007. To reverse the accrual, the Company debited “Accrued Expenses and Other Liabilities”. During the quarter ended September 30, 2007, the Company and the Bank reversed approximately $400,000 that was accrued during the quarter ended June 30, 2007.

The 2004 Equity Incentive Plan and the 2006 Equity Incentive Plan are stock based plans that measure the Company’s performance relative to a peer group and internal goals. Based on the Company’s performance, as measured against the peer group and internal goals per the terms of the plan, long term incentive plan accruals were reversed during the quarter ended September 30, 2007. To reverse the accrual, the Company debited Additional Paid in Capital. During the quarter ended September 30, 2007, the Company reversed $1.8 million, which the Company had been accruing since April 1, 2005 of the three year period over which performance is measured and requisite service is rendered. The Company accrued approximately $800,000, $700,000 and $300,000 during fiscal 2006, fiscal 2007 and the first quarter of fiscal 2008, respectively, based upon performance relative to the defined peer group and the internal goals during those periods.

Securities and Exchange Commission

March 14, 2008

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to call the undersigned at (909) 941-5426.

Sincerely,

/s/ Gregory C. Talbott
Gregory C. Talbott Senior Executive Vice President Chief Operating Officer/Chief Financial Officer

cc:	Gregory Dundas, Securities and Exchange Commission, Division of Corporation Finance

Mark Webb, Securities and Exchange Commission, Division of Corporation Finance

Bob Golish, General Counsel of PFF Bancorp, Inc.

V. Gerald Comizio, Paul, Hastings, Janofsky & Walker LLP

Ann Lawrence, Paul, Hastings, Janofsky & Walker LLP

John Donovan, KPMG LLP